UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. ________)*

Patient Safety Technologies, Inc.
(Name of Issuer)
Common Stock, $0.33 par value
(Title of Class of Securities)
70322H10 6
(CUSIP Number)
Francis Capital Management, LLC Attn: John P. Francis 429 Santa Monica Boulevard, Suite 320 Santa Monica, California 90401 (310) 260-9708
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
October 17, 2007
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. |_|

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 70322H10 6

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Francis Capital Management, LLC (95-4800797)
2.	Check the Appropriate Box if a Member of a Group (See Instructions)	(a) |_| (b) |_|
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	|_|
6.	Citizenship or Place of Organization Delaware
Number of Shares Bene-ficially Owned by Each Reporting Person With	7.	Sole Voting Power 2,035,200
	8.	Shared Voting Power
	9.	Sole Dispositive Power 2,035,200
	10.	Shared Dispositive Power
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,035,200
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	|_|
13.	Percent of Class Represented by Amount in Row (11) 14.7%
14.	Type of Reporting Person (See Instructions) IA

CUSIP No. 70322H10 6

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Catalysis Partners, LLC (95-4801377)
2.	Check the Appropriate Box if a Member of a Group (See Instructions)	(a) |_| (b) |_|
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	|_|
6.	Citizenship or Place of Organization Delaware
Number of Shares Bene-ficially Owned by Each Reporting Person With	7.	Sole Voting Power 2,035,200
	8.	Shared Voting Power
	9.	Sole Dispositive Power 2,035,200
	10.	Shared Dispositive Power
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,035,200
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	|_|
13.	Percent of Class Represented by Amount in Row (11) 14.7%
14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 70322H10 6

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Catalysis Offshore, Ltd. (none)
2.	Check the Appropriate Box if a Member of a Group (See Instructions)	(a) |_| (b) |_|
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	|_|
6.	Citizenship or Place of Organization Cayman Islands
Number of Shares Bene-ficially Owned by Each Reporting Person With	7.	Sole Voting Power 2,035,200
	8.	Shared Voting Power
	9.	Sole Dispositive Power 2,035,200
	10.	Shared Dispositive Power
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,035,200
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	|_|
13.	Percent of Class Represented by Amount in Row (11) 14.7%
14.	Type of Reporting Person (See Instructions) CO, OO

Item 1.	Security and Issuer

This Schedule 13D relates to the Common Shares, $0.33 par value (the “Common Stock”) and five-year warrants to purchase 763,200 shares of Common Stock (the “Warrants”, and together with the Common Stock, the “Shares”) of Patient Safety Technologies, Inc. (the “Issuer”).  The address of the principal executive offices of the Issuer is 1800 Century Park East, Suite 200, Los Angeles, CA  90067.

Item 2.	Identity and Background

(a)   This Schedule 13D is being filed on behalf of Francis Capital Management, LLC, a California limited liability company (“FCM”); Catalysis Partners, LLC, a Delaware limited liability company (“Catalysis LLC”); Catalysis Offshore, Ltd., a Cayman Islands exempted company (“Catalysis Ltd.”) (collectively, the “Reporting Persons”, and each, a “Reporting Person”).

(b)   The address of each Reporting Person is 429 Santa Monica Boulevard, Suite 320, Santa Monica, California 90401.

(c)   (i) The principal business of FCM is to act as the investment manager for Catalysis LLC and Catalysis Ltd, and its affiliated private investment funds
(ii) The principal business of Catalysis LLC and Catalysis Ltd is investing in securities.

(d)   None.

(e)   None.

(f)    (i) FCM is a Delaware limited liability company.
(ii)  Catalysis LLC is a Delaware limited liability company.
(iii) Catalysis Ltd. is a Cayman Islands exempted company.

Item 3.	Source and Amount of Funds or Other Consideration
The Reporting Persons expended approximately $1,590,000 (inclusive of $90,000 of forgiveness of indebtedness owed by the issuer to FCM) of their investment capital to acquire the Shares they hold.

Item 4.	Purpose of Transaction

The purpose of the acquisition of the Shares was and is for investment purposes, and the acquisition of the Shares by the Reporting Persons was made pursuant to that certain Securities Purchase Agreement, dated as of October 17, 2007, by and among Issuer, FCM and certain other purchasers (the “Securities Purchase Agreement”).  The Shares were purchased in the ordinary course of business of the Reporting Persons and were not made for the purpose of acquiring control of the Issuer.  The Reporting Persons may purchase additional Shares, maintain their present ownership of Shares or sell some or all of the Shares.

The Reporting Persons have purchased the Shares for investment purposes.

Pursuant to the Securities Purchase Agreement, FCM was granted, along with other potential investors in the offering, the right to designate up to two individuals for appointment to the Issuer’s Board of Directors, subject to approval of the Issuer’s Board of Directors, which approval shall not be unreasonably withheld.

Except as described above in this Item 4, the Reporting Persons do not have any plans or proposals that relate to, or would result in, any actions or events specified in clauses (a) through (j) of Item 4 to Schedule 13D.

However, the Reporting Persons may, from time to time, evaluate various other alternatives that they might consider in order to influence the performance of the Issuer and the activities of its Board of Directors.  Depending on various factors, the Reporting Persons may take such actions as they deem appropriate including, without limitation, engaging in discussions with management and the Board of Directors of the Issuer, communicating with other stockholders, making proposals to the Issuer concerning the capitalization and operations of the Issuer, purchasing additional shares of Common Stock or Warrants or selling some or all of their shares of Common Stock or Warrants or seeking to make a significant equity investment or to otherwise acquire the Issuer.

The Reporting Persons may also determine to change their investment intent with respect to the Issuer in the future. The Reporting Persons intend to vote their respective shares of Common Stock individually as each Reporting Person deems appropriate from time to time. In determining whether to sell or retain their shares of Common Stock, the applicable Reporting Person will take into consideration such factors as it deems relevant, including, without limitation, Issuer’s business and prospects, anticipated future developments, existing and anticipated market conditions, general economic conditions, and other opportunities available to the Reporting Person. Each of the Reporting Persons reserves the right to acquire additional securities of the Issuer in the open market, in privately negotiated transactions, or otherwise, to dispose of all or a portion of its holdings in Issuer’s securities, or to change their intention with respect to any or all of the matters referred to in this Item 4.

Item 5.	Interest in Securities of the Issuer

(a)       Catalysis LLC owns 648,000 shares of Common Stock and 388,800 Warrants, for a total of 1,036,800 Shares (approximately 7.5% of the outstanding shares of Common Stock of the Issuer, assuming a full exercise of the Warrants).  Catalysis Ltd owns 552,000 shares of Common Stock and 331,200 Warrants, for a total of 883,200 Shares (approximately 6.4% of the outstanding shares of Common Stock of the Issuer, assuming a full exercise of the Warrants).  FCM owns 72,000 shares of Common Stock and 43,200 Warrants, for a total of 115,200 Shares (approximately 0.8% of the outstanding shares of Common Stock of the Issuer, assuming a full exercise of the Warrants).  Because FCM has sole voting and investment power over Catalysis LLC’s and Catalysis Ltd’s security holdings, and Mr. Francis, in his role as the manager of FCM, controls its voting and investment decisions, each of Catalysis LLC, Catalysis Ltd, FCM and Mr. Francis may be deemed to have beneficial ownership of the 2,035,200 Shares owned of record by Catalysis LLC, Catalysis, Ltd. and FCM, which represent approximately 14.7% of the outstanding Shares, assuming a full exercise of the Warrants.
All ownership percentages are based on an assumed total of 13,863,910 issued and outstanding shares of Common Stock of the Issuer, which includes 13,100,710 shares of Common Stock issued and outstanding as of October 17, 2007, as represented by the Issuer in the Securities Purchase Agreement, plus the full exercise of the 763,200 issued pursuant to the Securities Purchase Agreement.
Mr. Francis disclaims beneficial ownership of such Shares.
 (b)      With respect to all of the Shares that are held by Catalysis LLC, Catalysis, Ltd. and FCM, Mr. Francis has the sole power to vote and dispose or direct the disposition of the Shares.

(c)       Except for the purchase of the Shares, none.

(d)       Except as described above, no person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares.

(e)       Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The Issuer also entered into a Registration Rights Agreement with FCM and other investors in the offering, pursuant to which the Issuer agreed to provide customary registration rights, including “piggy back” and demand registration rights covering the shares issued under the Agreement and the shares issuable upon exercise of the Warrants.

Other than as described herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

Item 7.	Material to Be Filed as Exhibits
Joint filing agreement pursuant to Rule 13d-1(k), attached as Exhibit A.

[SIGNATURE PAGE FOLLOWS]

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Catalysis Partners, LLC, a Delaware limited liability company
By: Francis Capital Management, LLC, a California limited liability company its General Partner

By:	/s/ John P. Francis
John P. Francis, Managing Director

Catalysis Offshore, Ltd., a Cayman Islands exempted company
By: Francis Capital Management, LLC, a California limited liability company its Manager

By:	/s/ John P. Francis
John P. Francis, Managing Director

Francis Capital Management, LLC, a California limited liability company

By:	/s/ John P. Francis
John P. Francis, Managing Director

Exhibit A

Joint Filing Agreement Pursuant to Rule 13d-1

This agreement is made pursuant to Rule 13d-l(k)(1) under the Securities and Exchange Act of 1934, as amended (the “Act”) by and among the parties listed below, each referenced to herein as a “Joint Filer.”  The Joint Filers agree that a statement of beneficial ownership as required by Sections 13(g) or 13(d) of the Act and the Rules thereunder may be filed on each of their behalf on Schedule 13G or Schedule 13D, as appropriate, and that said joint filing may thereafter be amended by further joint filings.  The Joint Filers state that they each satisfy the requirements for making a joint filing under Rule 13d-1.

Date:  October 26, 2007

Catalysis Partners, LLC, a Delaware limited liability company
By: Francis Capital Management, LLC, a California limited liability company its General Partner

By:	/s/ John P. Francis
John P. Francis, Managing Director

Catalysis Offshore, Ltd., a Cayman Islands exemptedcompany
By: Francis Capital Management, LLC, a California limited liability company its Manager

By:	/s/ John P. Francis
John P. Francis, Managing Director

Francis Capital Management, LLC, a California limited liability company

By:	/s/ John P. Francis
John P. Francis, Managing Director